

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Adrian Kemp
Company Secretary
AstraZeneca PLC
1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
England

  Re: AstraZeneca PLC
        Registration Statement on Form F-4
        Filed February 19, 2021
        File No. 333-253315

Dear Mr. Kemp:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact David Gessert at 202-551-2326 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences